February 28, 2006


Mail Stop 6010


Jose Araque
President and CEO
Nuevo Financial Center, Inc.
2112 Bergenline Avenue
Union City, New Jersey 07087

Re:	Nuevo Financial Center, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed February 24, 2006
	         File No. 333-130722
Dear Mr. Araque:
      We note that the amendment you filed on February 24, 2006, in
response to staff comments does not include updated audited
financial
statements that are required by Item 310(g) of Regulation S-B. In view of this material deficiency, we will defer our review of your registration statement until you file another amendment that contains the required financial statements and updates related information throughout the filing.
      You may contact Kevin Kuhar at (202) 551-3662 or in his absence, Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters.
Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-
3444
with any other questions.

      Sincerely,




							Perry Hindin
							Special Counsel

cc: (via fax) Joseph I. Emas